Exhibit 99.14

December 9, 2021

For the attention of:

The members of the Board of Directors – Ability Inc.

Dear Sirs,

Re: Ability Inc. (the “Company”)

The scoring of the investors’ proposals for the purchase of a publicly-traded shell corporation [in the course of a planned proceeding for the approval of the Debt Restructuring Plan and KCR’s recommendation for the selection of the optimal proposal under the circumstances of the matter, for the signing of a binding agreement

Re: Ability Inc. (the “Company”)

1.	An analysis of the financial statements and the business activity – main insights, KCR’s document dated October 31, 2021.

2.	Proposals that were received by the Company from G.C. Hevron Capital Ltd., from Reuven Yagana, and from a group of investors through RE Underwriting.

3.	A preliminary analysis of the investors’ proposals and the criteria proposed for selecting the optimal proposal – KCR’s document dated November 24, 2021.

This document has been prepared by K.C.R Kaminski Ltd. [“KCR”] at the Company’s request, based on information and data that have been received by the bidders in the scope as required by the Company, as well as public information, including such information that is published in the MAYA System of the Tel Aviv Stock Exchange. The conclusions and recommendations in this document are based on the aforesaid information and in reliance thereupon, and they do not come in place of any independent examination, which is at the Company’s responsibility. Following the Company’s request and given the schedule, KCR did not perform a due diligence proceeding or an examination of the veracity of the aforesaid information and the bidders’ representations, and, accordingly, it is not responsible for the completeness or the accuracy of the information, and it shall not bear any damage and/or loss of any kind or nature arising from the use of this document, in whole or in part, beyond what is expressly defined herein.

1.	General

Further to the reference and at the Company’s request, KCR conducted a proper, transparent and rapid proceeding with the bidders, by meeting with each one of them separately, for one dedicated meeting, which was coordinated in advance [a meeting conducted by KCR, which was attended by the bidders’ representatives, Evyatar Cohen – CFO and representatives of the law firm of Barnea, Jaffa, Lande & Co.] at which the bidders’ representatives were provided with an explanation of the rapid proceeding that would be conducted from that point onwards, through KCR, for the examination of the bidders’ proposals and the quantitative and qualitative parameters for the purpose of scoring the various proposals, and all – in order to make a recommendation to the Board of Directors of Ability, with respect to the selection of the optimal bidder, according to the information and the representations that have been provided by the bidders’ representatives .

This rapid proceeding was instituted at the request of the Board of Directors of the Company, in view of the current business situation of the Ability Group (including an open insolvency proceeding that was taken by it in July 2021, and legal proceedings that have been taken against it, as we were informed by the Company), as well as the need to keep the bidders’ proposals relevant, in order to maximize the consideration therefrom. In this respect, it should be noted that as far as we have been informed, the bidders’ proposals were received prior to the Company’s engagement with us, in the framework of a previous round of meetings that were held with the bidders by an independent committee of the Company’s board of directors.

In relation to the foregoing, we held a focused discussion with each bidder, regarding the specific proposal that had been submitted by that bidder to the independent committee of the Company’s board of directors, in a procedure that was identical and equal for each one of the bidders, in such a manner that each bidder was presented with identical questions of clarification, in order to create identical conditions for all of the bidders, and also granting of an equal opportunity to each bidder to improve its proposal, both in the framework of the ad hoc meeting and also through an additional possibility of sending a final proposal, in writing, shortly after the meeting with us, which was held with the bidder, and taking into consideration what had been stated in the meeting. It should be emphasized that no price-bidding proceedings were conducted between the bidders through us and that the bidders’ meetings with us aimed to provide our professional response and to make a comparison between the proposals, which had already been received, as aforesaid.

K.C.R. Kaminski Ltd. Zur Yigal, ISRAEL. This document may contain confidential information.

All of the meetings with the bidders were conducted with a respectful and pertinent atmosphere, and updated proposals and/or responses to our questions, in writing, as required, were received from each one of them shortly after the dedicated meeting. In the framework of the questions which we posed to the bidders, we asked questions in order to be certain, in their regard, that prior to the sending of the proposal on their behalf, they had received the information required by them in order to improve their proposal, bringing it to the point of being a binding and final proposal as far as they were concerned, if they are informed by the Company that the proposal on their behalf has been selected as the winning proposal, for the purpose of being included in the framework of the creditors’ arrangement on behalf of the Ability Group.

To complete the picture, it should be noted that a meeting was held (by Zoom) at our initiative and at our suggestion, with the Value Base Group; however, its proposal, which did not culminate in a written proposal, was for consideration that was significantly lower than that of the three proposals that are examined in this document and, therefore, it is not included in the comparison below.

2.	Criteria for Selecting the Optimal Bidder

As stated in item 3 of the above-referenced heading, the meetings were held with the bidders in order to precise and improve their proposals in connection with the quantitative and qualitative parameters as set forth below:

2.1	The scope of the consideration against the allocation of the shares – the following were examined: the amount of the consideration, the percentage of the allocation, an advance payment, and also whether the first allocation is against an investment in cash or through a loan.

2.2	The scope of the consideration against the PUT Option – the following were examined: the amount of the consideration, the date and the exercise period, and the level of collateral that was provided in favor of the exercise of the option.

2.3	The nature and value of the merged operations – an inspection was conducted to the opportunities that the bidder has for bringing in potential activities, an estimate of the value of the merged activities in the proposal, and a compensation mechanism if the actual value on the date of the merger is lower than the estimated value.

2.4	The likelihood of closing the transaction – an examination was conducted of the conditions precedent for the transaction, including specific reference to the operative nature of “the free and clear company” that is free and clear from debts and claims in Israel, and also from debts and claims abroad, including specific reference to the issue of the SEC claim as well as the timetable and depth of the expected due diligence.

2.5	The quality and experience of the bidder – an examination was conducted of the bidders’ professional background and of their experience in successful acquisitions of publicly-traded shell corporations and in bringing new activities into them, including KCR’s impression of the bidder’s ability to deal with problems that will arise during the proceeding.

K.C.R. Kaminski Ltd. Zur Yigal, ISRAEL. This document may contain confidential information.

Each one of the aforesaid parameters was given a score of between 0 and 100, and the weights and guidelines determined for each parameter are as follows:

The scope of the consideration against the allocation of the shares – 27.5% – the score was calculated mathematically, according to the proportionate part of the proposed consideration out of the theoretical optimal consideration of NIS 9,000,000. The score obtained was standardized by deducting 10 points in the event that the allocation is not planned against a cash investment.

The scope of the consideration against the PUT Option – 27.5% – the score was calculated mathematically, according to the proportionate part of the proposed consideration out of the theoretical optimal consideration of NIS 9,000,000. The score obtained was standardized by deducting up to 20 points, as per discretion, depending on the existence of collateral, and their nature .

The nature and value of the merged operations – 10% – the score was given according to a quantitative and qualitative evaluation, which includes the estimated value of the merged company and giving weight to the reduction of the score by up to 10 points due to the absence of a clear compensation mechanism, in the event of a lower value.

The likelihood of closing the transaction – 20% – the score was given according to a qualitative evaluation of the relative complexity of the conditions precedent for the transaction's performance, and an evaluation of the bidder’s ability to resolve problems that will arise in the future. Important weight was given to reference to the SEC claim.

The quality and experience of the bidder – 15% – the score was given according to a qualitative evaluation of KCR’s impression, as arises from the information that was presented by the bidder in the framework of the proposal itself, from the meeting, and from the update after the meeting. Given the nature and the scope of this analysis, due diligence was not performed, as aforesaid, for the bidders or their proposals. Our impression was provided based on the documents and information that were submitted to us, as aforesaid.

It should be emphasized that while the scores for the quantitative parameters were given according to a mathematical formula, as aforesaid, conversely, the scores for the qualitative parameters were given based on our opinion, and they are, therefore “softer” and are likely to vary as a consequence of the appraisal of a different appraiser. We will also note that such “softer” data are likely to vary as a consequence of changes in the market conditions, changes in the bidders’ representations, and other extraneous factors which are beyond KCR’s control.

K.C.R. Kaminski Ltd. Zur Yigal, ISRAEL. This document may contain confidential information.

Below is a summary of the scores for the various bidders [to be expanded, see the detailed Excel report attached herewith]:

Parameter	Weight	Reuven Yagana Mani Shalom	Yaniv Hevron Tom Shabbat	Roi Eisenman Guy Peleg
Consideration for the allocation	27.5%	45.6	22.2	67.8
Consideration for PUT Option	27.5%	12.8	72.8	0
Value of merged operations	10%	60	75	55
Likelihood of closing	20%	65	85	65
Quality and experience	15%	90	90	90
Weighted Score	100%	48.5	64.1	50.6

3.	Conclusions and Recommendations for Selecting the Optimal Proposal

According to KCR’s assessment, the proposal of the bidder, Gambit Capital, controlled by Yaniv Hevron, is the preferred proposal[with a gap of approximately 30% in the weighting of all of the quantitative and qualitative parameters] to the alternative proposals, and this is expressed in the total quantitative amount of the proposal [NIS 9,000,000]; in the likelihood of the closing of the transaction, including the unique advantage in the manner of its reference to the SEC claim in the United States; and in the adaptation of the updated proposal to the questions that were asked at the meeting.

It is recommended by KCR, subject to the approval of the board of directors – to urgently invite the aforesaid bidder to an additional meeting, at which the Company will inform it of the selection of its proposal, to perfect it as a final and binding proposal from a legal point of view, which will be approved by the board of directors and, thereafter, it will be included in the framework of the proposal for the creditors’ arrangement on behalf of the Ability Group.

It is important to note in this regard that as of the present date, Gambit Capital’s proposal is defined as a non-binding proposal. Naturally, after the meeting with the board of directors and within the period up to the sending of a detailed and binding proposal by Gambit Capital, modifications may be made to the terms and conditions of the proposal.

We would be pleased to be of assistance should you require any clarifications.

Avi Kaminski	Ram Harmelekh
[ Signature ]	[ Signature ]

cc: An Excel file – a comparison of the bidders and the scoring of the proposals.

K.C.R. Kaminski Ltd. Zur Yigal, ISRAEL. This document may contain confidential information.

February 15, 2022

For the attention of:

The members of the Board of Directors – Ability Inc.

Dear Sirs,

Re: Ability Inc. (the “Company”)

The effect of lowering a score in the parameter of the likelihood of closing the transaction on the total score in Hevron’s proposal and on the examination of the investors’ proposals for the purchase of a publicly-traded shell corporation [in the course of a planned proceeding for the approval of the Debt Restructuring Plan] and on KCR’s recommendation for the selection of the optimal proposal under the circumstances of the matter, for the purpose of the signing of a binding agreement

Re: KCR’s document dated December 9, 2021, including the attachments thereto

This document has been prepared by K.C.R Kaminski Ltd. [“KCR”] at the Company’s request, based on information and data that have been received by the bidders in the scope as required by the Company, as well as public information, including such information that is published in the MAYA System of the Tel Aviv Stock Exchange. The conclusions and recommendations in this document are based on the aforesaid information and in reliance thereupon, and they do not come in place of any independent examination, which is at the Company’s responsibility. Following the Company’s request and given the schedule, KCR did not perform a due diligence proceeding or an examination of the veracity of the aforesaid information and the bidders’ representations, and, accordingly, it is not responsible for the completeness or the accuracy of the information, and it shall not bear any damage and/or loss of any kind or nature arising from the use of this document, in whole or in part, beyond what is expressly defined herein.

K.C.R. Kaminski Ltd. Zur Yigal, ISRAEL. This document may contain confidential information.

As stated in the above-referenced heading, in the course of evaluating the proposals, the criterion of the “Likelihood of Closing the Transaction” was examined, among others. The weight that was given to this criterion is 20%. The score was given according to a qualitative evaluation of the relative complexity of the conditions precedent for the performance of the transaction, and an evaluation of the bidder’s ability to resolve problems that will arise in the future. Important weight was given to reference to the SEC’s claim, and this gave preference to Hevron’s original proposal, crediting Hevron with a score of 85 for this parameter [as compared with 65 for the competitors’ proposals] and an overall score of 64.1, as set forth below:

Parameter	Weight	Reuven Yagana Mani Shalom	Yaniv Hevron Tom Shabbat	Roi Eisenman Guy Peleg
Likelihood of closing the transaction	20%	65	85	65
Weighted Score	100%	48.5	64.1	50.6

Further to a meeting of the Board of Directors that was held on Zoom, on February 10, 2022, it was explained to us that in view of the development in the SEC’s claim, the exposure that Hevron is prepared to take concerning the SEC’s claim is not higher than that of the other bidders.

Therefore, had this fact been known to us at the time of making the original recommendation to the Board of Directors, it would have been necessary to revise the score that was given to this parameter in Hevron’s proposal, rendering it the same as the score given to the alternative proposals [a score of 65], and the overall score of Hevron’s proposal would therefore have been 60.1, instead of 64.1 [as compared with scores of 50.6 and 48.5 in the alternative proposals].

Conclusion:

This revision does not alter the preference of Hevron’s proposal as compared with the alternative proposals or KCR’s recommendation to the Board of Directors.

We would be pleased to be of assistance should you require any clarifications.

Avi Kaminski	Ram Harmelekh
[ Signature ]	[ Signature ]